UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Constellation Energy Partners LLC
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(Name of Issuer)
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Common Units representing Class B Limited Liability Company Interests
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(Title of Class of Securities)

21038E101
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(CUSIP Number)

Gregg T. Abella
Investment Partners Asset Management, Inc.
One Highland Avenue
Metuchen, New Jersey 08840
732-205-0391

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which  would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21038E101
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1     NAME OF REPORTING PERSON
       Investment Partners Asset Management, Inc.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]     (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS  OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS  IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                   [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
       Investment Partners Asset Management, Inc. is organized under the laws of Delaware.
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NUMBER OF       7     SOLE VOTING POWER                                  293,801
SHARES              ---------------------------------------------------------------------------------------------------------------
BENEFICIALLY  8     SHARED VOTING POWER                            974,641
OWNED BY        ---------------------------------------------------------------------------------------------------------------
EACH                    9     SOLE DISPOSITIVE POWER                         293,801
REPORTING        ---------------------------------------------------------------------------------------------------------------
PERSON               10    SHARED DISPOSITIVE POWER                   974,641
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,268,442
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.34%
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14    TYPE OF REPORTING PERSON
         IA
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Item 1. Security and Issuer

This statement relates to the Common Units representing Class B Limited Liability Company Interests (“Common Units”) of Constellation Energy Partners LLC ("CEP"), which is located at 1801 Main Street, Suite 1300, Houston, Texas  77002.

Item 2. Identity and Background

The reporting person is Investment Partners Asset Management, Inc., a corporation organized in the State of Delaware that does business as an investment adviser.  Its principal office is located at One Highland Avenue, Metuchen, NJ  08840.  During the last five years, the reporting person (i) has not been convicted in a criminal proceeding and (ii) has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The source of all funds used in making purchases was client assets.

Item 4. Purpose of Transaction

The purpose of the acquisition is investment.  However, from time to time the reporting person intends to make recommendations to CEP's management and/or board of managers with the goal of enhancing unitholder  value and the income-paying capacity of the Common Units generally, through operational efficiencies, corporate finance strategies, cost containment, and corporate governance initiatives.  The reporting person may also recommend strategic initiatives, such as capital structure and balance sheet restructurings or a sale, merger, acquisition, or other transaction.  The reporting person seeks representation on CEP’s board, the removal of anti-takeover mechanisms, the rescission of executives’ golden parachutes, and exploration of a near-term financing, merger, or sale of CEP or similar transaction.

The reporting person on January 23, 2013, sent a letter to the board of managers of CEP (previously filed as an exhibit), stating that it may soon contact investment bankers, financial professionals, consultants, or other energy-industry specialists, asking them to propose strategies to unlock value for common unitholders and/or reinstate distributions.  Some of those tactics may include, among other things, arranging for alternative methods of financing, suggesting cost-cutting methods, merging CEP, or even seeking to acquire the entire company.  Should such proposals emerge, it is expected that any such professionals, consultants, or specialists will contact CEP directly and not include the reporting person in the discussions.

The reporting person on June 10, 2013, sent a further letter to the board of managers of CEP (attached hereto as an exhibit) in response to CEP’s June 6 announcement that it has entered into a confidentiality agreement with Postrock Energy Corporation (“Postrock”) that covers discussions which may include a range of strategic alternatives or potential transactions that could be pursued by the companies.  The letter asked that any conversations CEP holds with Postrock focus first on removing Postrock as a class A unitholder of CEP so that CEP can properly pursue its primary objective of paying distributions as a master limited partnership. It stated that the reporting person will not view favorably any transaction that increases Postrock’s (or its affiliates’) influence, control, or ownership in CEP, unless Postrock and/or its affiliates intend to make an all-cash tender offer for all outstanding units at an appropriate premium to CEP’s net asset value (based on total reserves).

Item 5. Interest in Securities of the Issuer

a)              The reporting person believes that the number of Common Units that are outstanding is 23,740,728 as of May 15, 2013, based on information provided in CEP’s most recent quarterly report on Form 10-Q. As of June 10, 2013, the reporting person may have been deemed the beneficial owner of 1,268,442 Common Units, or approximately 5.34% of the total number of Common Units outstanding.

b)              The reporting person has sole power to vote and sole dispositive power for 293,801 Common Units, or approximately 1.24% of the total number of Common Units outstanding.

                  The reporting person has shared voting power and shared dispositive power for 974,641 Common Units, approximately 4.11% of the total number of Common Units outstanding.

c)              Clients of the reporting person have made the following purchases and sales of shares of CEP within the past 60 days.  Each such transaction was effected by Investment Partners Asset Management, Inc., on behalf of its clients.  The listed transactions include year-end sales made for tax purposes.

Type of Transaction	Date of Transaction	Number of Common Units	Price Per Common Unit	Where and How Effected
Purchase	05/17/2013	29,823	$1.6312	Open Market
Purchase	05/20/2013	5,000	$1.6699	Open Market
Purchase	05/31/2013	13,212	$1.7859	Open Market
Purchase	06/05/2013	1,500	$1.7800	Open Market

d)              Clients of the reporting person are entitled to receive all dividends, distributions and proceeds of sale.

e)              Not applicable.

Item 6.    Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

                None

Item 7.    Material to be Filed as Exhibits

                Letter to the Board of Managers of Constellation Energy Partners LLC, dated June 10, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 11, 2013

Investment Partners Asset Management, Inc.

By: /s/Gregg T. Abella
Name:  Gregg T. Abella
Title: Officer